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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Favrille, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

312088 40 4 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (1-06) 3340875-1

CUSIP No. 312088 40 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Frederick J. Dotzler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 6. Shared Voting Power 1,090,298 (1) 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,090,298 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,090,298 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11.	Percent of Class Represented by Amount in Row (9) 5.4%
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes 901,846 shares held by De Novo Ventures I, L.P. and 178,452 shares held by De Novo (Q) Ventures I, L.P. De Novo Management, L.L.C. is the sole general partner of De Novo Ventures I, L.P. and De Novo (Q) Ventures I, L.P. Frederick J. Dotzler, David M. Mauney, M.D., Richard M. Ferrari and Jay Watkins are managing directors of De Novo Management, L.L.C. and share voting and dispositive power with respect to shares held by De Novo Ventures I, L.P. and De Novo (Q) Ventures I, L.P. Also includes 10,000 shares held by the Dotzler Family Trust, of which Mr. Dotzler serves as a co-trustee. Mr. Dotzler disclaims beneficial ownership of the aforementioned shares except to the extent of his pecuniary interest therein.

Page 2 of 9 pages

CUSIP No. 312088 40 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David M. Mauney, M.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 1,080,298 (2) 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,080,298 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,080,298 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11.	Percent of Class Represented by Amount in Row (9) 5.3%
12.	Type of Reporting Person (See Instructions) IN

(2)	Includes 901,846 shares held by De Novo Ventures I, L.P. and 178,452 shares held by De Novo (Q) Ventures I, L.P. De Novo Management, L.L.C. is the sole general partner of De Novo Ventures I, L.P. and De Novo (Q) Ventures I, L.P. Frederick J. Dotzler, David M. Mauney, M.D., Richard M. Ferrari and Jay Watkins are managing directors of De Novo Management, L.L.C. and share voting and dispositive power with respect to shares held by De Novo Ventures I, L.P. and De Novo (Q) Ventures I, L.P. Dr. Mauney disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

Page 3 of 9 pages

CUSIP No. 312088 40 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard M. Ferrari
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 5,000 6. Shared Voting Power 1,080,298 (3) 7. Sole Dispositive Power 5,000 8. Shared Dispositive Power 1,080,298 (3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,085,298 (3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11.	Percent of Class Represented by Amount in Row (9) 5.3%
12.	Type of Reporting Person (See Instructions) IN

(3)	Includes 901,846 shares held by De Novo Ventures I, L.P. and 178,452 shares held by De Novo (Q) Ventures I, L.P. De Novo Management, L.L.C. is the sole general partner of De Novo Ventures I, L.P. and De Novo (Q) Ventures I, L.P. Frederick J. Dotzler, David M. Mauney, M.D., Richard M. Ferrari and Jay Watkins are managing directors of De Novo Management, L.L.C. and share voting and dispositive power with respect to shares held by De Novo Ventures I, L.P. and De Novo (Q) Ventures I, L.P. Mr. Ferrari disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

Page 4 of 9 pages

CUSIP No. 312088 40 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jay Watkins
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 1,080,298 (4) 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,080,298 (4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,080,298 (4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11.	Percent of Class Represented by Amount in Row (9) 5.3%
12.	Type of Reporting Person (See Instructions) IN

(4)	Includes 901,846 shares held by De Novo Ventures I, L.P. and 178,452 shares held by De Novo (Q) Ventures I, L.P. De Novo Management, L.L.C. is the sole general partner of De Novo Ventures I, L.P. and De Novo (Q) Ventures I, L.P. Frederick J. Dotzler, David M. Mauney, M.D., Richard M. Ferrari and Jay Watkins are managing directors of De Novo Management, L.L.C. and share voting and dispositive power with respect to shares held by De Novo Ventures I, L.P. and De Novo (Q) Ventures I, L.P. Mr. Watkins disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

Page 5 of 9 pages

Item 1.	(a)	Name of Issuer Favrille, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 10421 Pacific Center Court, Ste. 150, San Diego, CA 92121

Item 2.	(a)	Name of Person Filing Frederick J. Dotzler David M. Mauney, M.D. Richard M. Ferrari Jay Watkins

	(b)	Address of Principal Business Office or, if none, Residence c/o De Novo Ventures 1550 El Camino Real, Suite 150 Menlo Park, CA 94025

	(c)	Citizenship

Frederick J. Dotzler	United States of America
David M. Mauney, M.D.	United States of America
Richard M. Ferrari	United States of America
Jay Watkins	United States of America

(d) Title of Class of Securities Common Stock, $0.001 par value per share

(e) CUSIP Number 312088 40 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Page 6 of 9 pages

Item 4.	Ownership

	(a)	Amount beneficially owned:

Frederick J. Dotzler	1,090,298 (1)
David M. Mauney, M.D.	1,080,298 (2)
Richard M. Ferrari	1,085,298 (3)
Jay Watkins	1,080,298 (4)

(b)	Percent of class:

Frederick J. Dotzler	5.4%
David M. Mauney, M.D.	5.3%
Richard M. Ferrari	5.3%
Jay Watkins	5.3%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:

Frederick J. Dotzler	0
David M. Mauney, M.D.	0
Richard M. Ferrari	5,000
Jay Watkins	0

(ii)	Shared power to vote or to direct the vote:

Frederick J. Dotzler	1,090,298 (1)
David M. Mauney, M.D.	1,080,298 (2)
Richard M. Ferrari	1,080,298 (3)
Jay Watkins	1,080,298 (4)

(iii)	Sole power to dispose or to direct the disposition of:

Frederick J. Dotzler	0
David M. Mauney, M.D.	0
Richard M. Ferrari	5,000
Jay Watkins	0

(iv)	Shared power to dispose or to direct the disposition of:

Frederick J. Dotzler	1,090,298 (1)
David M. Mauney, M.D.	1,080,298 (2)
Richard M. Ferrari	1,080,298 (3)
Jay Watkins	1,080,298 (4)

Item 5.	Ownership of Five Percent or Less of a Class Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certification Not applicable.

Page 7 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2006

/s/ Frederick J. Dotzler
Frederick J. Dotzler

/s/ David M. Mauney, M.D.
David M. Mauney, M.D.

/s/ Richard M. Ferrari
Richard M. Ferrari

/s/ Jay Watkins
Jay Watkins

Page 8 of 9 pages

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) relating to the Common Stock of Favrille, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of February 13, 2006.

/s/ Frederick J. Dotzler
Frederick J. Dotzler

/s/ David M. Mauney, M.D.
David M. Mauney, M.D.

/s/ Richard M. Ferrari
Richard M. Ferrari

/s/ Jay Watkins
Jay Watkins

Page 9 of 9 pages